                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 5)

                                ALEXANDER'S, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    014752109
                                 (CUSIP Number)
                          ----------------------------

                               MR. JOSEPH MACNOW
                              VORNADO REALTY TRUST
                                  PARK 80 WEST
                                    PLAZA II
                         SADDLE BROOK, NEW JERSEY 07663
                            TELEPHONE: (201) 587-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    COPY TO:

                                ALAN SINSHEIMER
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                                April 5, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D



CUSIP NO.  014752109                                           PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------


   1 NAME OF REPORTING PERSON
     Vornado Realty Trust

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     22-1657560
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
             NUMBER OF                7   SOLE VOTING POWER
       SHARES BENEFICIALLY
             OWNED BY                     0
               EACH                  -------------------------------------------
             REPORTING                8   SHARED VOTING POWER
              PERSON
               WITH                       1,654,068 SHARES
                                     -------------------------------------------
                                      9   SOLE DISPOSITIVE POWER

                                          0
                                     -------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          1,654,068 SHARES
                                     -------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,008,636 shares (includes 1,354,568 shares held by Interstate Properties)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.2%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     OO (Real estate investment trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP NO.  014752109                                           PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------


   1 NAME OF REPORTING PERSON
     Vornado Realty L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     13-3925979
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
             NUMBER OF                7   SOLE VOTING POWER
       SHARES BENEFICIALLY
             OWNED BY                     0
               EACH                  -------------------------------------------
             REPORTING                8   SHARED VOTING POWER
              PERSON
               WITH                       1,654,068 SHARES
                                     -------------------------------------------
                                      9   SOLE DISPOSITIVE POWER

                                          0
                                     -------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          1,654,068 SHARES
                                     -------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,008,636 shares (includes 1,354,568 shares held by Interstate Properties)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.2%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

         This Amendment No. 5 amends and supplements the Schedule 13D Statement originally filed by Vornado, Inc. on August 2, 1990 with respect to the Common Stock, par value $1.00 per share (the "Shares"), of Alexander's, Inc., a Delaware corporation (the "Company"). In 1993, Vornado, Inc. merged into Vornado Realty Trust. The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.

Item 2.  Identity and Background.

         (a), (f) This Statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust ("Vornado"), and Vornado Realty, L.P., a Delaware limited partnership (the "Operating Partnership"). In April 1997, Vornado transferred substantially all of its assets to the Operating Partnership, including all Shares then owned by Vornado. As a result, Vornado now conducts its business through, and substantially all its interests in properties are held by, the Operating Partnership. Vornado is the sole general partner of, and owned approximately 86% of the common limited partnership interest in, the Operating Partnership at March 1, 2000. Shares owned by the Operating Partnership may be regarded as being beneficially owned by Vornado, its general partner. Interstate Properties, a New Jersey general partnership ("Interstate"), owns approximately 17.8% of the outstanding common shares of beneficial ownership of Vornado.

         (b) The Operating Partnership's principal executive offices are located at Park 80 West, Plaza II, Saddle Brook, N.J. 07663.

         (c) The principal business of the Operating Partnership is real estate.

         (d), (e) During the last five years, the Operating Partnership has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Operating Partnership has made the following purchases of Shares for cash from its working capital:

        Date                         Number of Shares                   Price
        ----                         ----------------                   -----
   March 31, 2000                        41,500                       $2,739,000
   April 4, 2000                         10,000                       $  647,500
   April 5, 2000                            400                       $   25,900


Item 4.  Purpose of Transaction.

         Each of Vornado and the Operating Partnership acquired the Shares owned by it described in Item 3 and Item 5, as the case may be, for investment purposes.

         Each of Vornado and the Operating Partnership has from time to time assessed its investment in the Company. Each of Vornado and the Operating Partnership will continue to assess its investment in the Company and, depending on market conditions and other factors, may acquire additional Shares in the open market, in private transactions or otherwise, may dispose of all or any portion of the Shares it now owns or hereafter acquires, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more additional parties), engage in discussions with the management and/or other significant stockholders of the Company and/or take any other action which it may deem to be appropriate in the circumstances.

         Vornado and the Operating Partnership have from time to time provided loans to the Company, and in the future may or may not change the terms or extend the maturity of the currently outstanding loans or provide additional loans on the same or different terms to the Company.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Operating Partnership owns 1,654,068 Shares (33.1% of the 5,000,850 Shares reported by the Company as outstanding as of February 25, 2000 in its Annual Report on Form 10-K for the period ended December 31, 1999). By virtue of being the general partner of the Operating Partnership, Vornado may be deemed the beneficial owner of the 1,654,068 Shares owned by the Operating Partnership. Vornado and the Operating Partnership have shared voting and dispositive power with respect to such Shares. Interstate owns 1,354,568 Shares, 27.1% of the Shares shown as outstanding in such Form 10-K. While Vornado and the Operating Partnership may be deemed to be a group with Interstate and thus to beneficially own the Shares held by Interstate (for an aggregate of 3,008,636 Shares or 60.2%), neither Vornado nor the Operating Partnership has sole or shared voting or dispositive power with respect to the Shares held by Interstate.

         In addition to the interests in the securities of the Issuer described above: (i) Steven Roth, Chairman of the Board and Chief Executive Officer and a trustee of Vornado, Chief Executive Officer and a director of the Company and a general partner of Interstate, owns 9,700 Shares and holds vested options to buy 119,000 Shares for $70.375 per Share (representing an aggregate beneficial ownership of 1.9%), (ii) Richard West, a trustee of Vornado and a director of the Company, owns 200 Shares and holds vested options to buy 3,400 Shares for $70.375 per Share (representing an aggregate beneficial ownership of 0.1%),
(iii) Ronald Targan, a trustee of Vornado, owns 17,800 Shares (representing a beneficial ownership of 0.4%), (iv) Russell B. Wight, Jr., a general partner of Interstate and a director of the Company, beneficially owns 9,500 Shares owned by the Wight Foundation and holds vested options to buy 3,400 Shares for $70.375 per Share (representing an aggregate beneficial ownership of 0.2%), (v) Michael
D. Fascitelli, president and a trustee of Vornado and a director of the Company, holds vested options to acquire 261,000 Shares at a weighted average exercise price of $73.191 per Share (representing a beneficial ownership of 5.0%) and
(vi) David Mandelbaum, a trustee of Vornado, a director of the Company and a general partner of Interstate, holds vested options to purchase 3,400 Shares for $70.375 per Share (representing beneficial ownership of 0.1%). Each of these holders of securities noted above has sole voting and/or dispositive power over such Shares.

         (c) Other than the acquisition of 51,900 Shares by the Operating Partnership (41,500 of which were acquired on March 31, 2000, 10,000 of which were acquired on April 4, 2000, and 400 of which were acquired on April 5, 2000) there have been no transactions in the Shares by Interstate, Vornado, the Operating Partnership or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past sixty days.

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    April 11, 2000

                                        VORNADO REALTY TRUST


                                        By: /s/ Irwin Goldberg
                                            -------------------------------
                                            Irwin Goldberg
                                            Vice President--
                                            Chief Financial Officer




                                        VORNADO REALTY L.P.


                                        By: Vornado Realty Trust,
                                            its general partner


                                        By: /s/ Irwin Goldberg
                                            -------------------------------
                                            Irwin Goldberg
                                            Vice President--
                                            Chief Financial Officer